Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

December 9, 2011 VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, DC 20549 Attention: Sonia Barros	Peter M. Fass Member of the Firm d 212.969.3445 f 212.969.2900 pfass@proskauer.com www.proskauer.com

Re:	American Realty Capital Daily Net Asset Value Trust, Inc.
Pre-Effective Amendment No. 1 to
Post-Effective Amendment No. 1 to Form S-11
Filed December 9, 2011
File No. 333-169821

Dear Ms. Barros:

This firm represents American Realty Capital Daily Net Asset Value Trust, Inc. (the “Company”) in connection with its registration under the Securities Act of 1933.  We are submitting this letter in response to our conversation with the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) with respect to Pre-Effective Amendment No. 1 to Post-Effective Amendment No. 1 to the Registration Statement on Form S-11, filed by the Company with the Commission on December 9, 2011 (“PEA No. 1”).

As requested by the Staff, below we have summarized the amendments to the Company’s prospectus, dated August 15, 2011 (the “Prospectus”), which were included in Supplement No. 5 to the Prospectus as part of PEA No. 1:

1.
Investor Suitability Standards.  In response to a comment from the Alabama reviewer, we have updated the Alabama investor suitability standards to notify Alabama investors that they are not permitted to reinvest their distributions in other American Realty Capital-sponsored programs, as permitted in the distribution reinvestment plan (p. ii).

2.
Escrow Break.  We have revised disclosures to provide that purchase of shares by the Company’s directors, officers and affiliates will be included for purposes of determining whether the $2 million minimum investment has been reached in order to break escrow.  We have also disclosed that American Realty Capital II, LLC (“ARC II”) intends to purchase $2 million of retail shares. In addition to the limitations on share repurchases applicable to all investors, ARC II will be subject to additional restrictions on its right to redeem such shares, including that (a) ARC II redemption requests will only be accepted on the last business day of a calendar quarter and after all other redemption requests have been accepted, (b) ARC II may not redeem shares until the Company has raised at least $20 million in offering proceeds in the primary offering and (c) ARC II may only redeem shares if such redemptions do not cause total redemptions to exceed 5% of total NAV.  In connection with these changes to the escrow disclosures, we have also revised a few relevant dates to provide (i) that the Company will not sell any shares to Pennsylvania or Texas residents unless the specific state minimum amount of gross proceeds is reached by August 15, 2013 (rather than August 15, 2012) and (ii) that funds in escrow will be invested in short-term investments that mature on or before December _, 2013 (rather than August 15, 2012) (p. 0, 4, 210).

December 9, 2011

3.	Prospectus Summary. We have revised the following sections of the Prospectus Summary:

a.
“How will your advisor calculate NAV per share?”.  We have revised this disclosure to provide that properties will be appraised at least annually, with such appraisals spread out over the course of a year so that approximately 25% of all properties are appraised each quarter and to include an example of extraordinary events that may affect NAV (p. 5).

b.	We have revised the fourth bullet point on page 6 to remove the advisor’s right to increase the amount of funds available for redemptions.

c.
“Can I be certain that I will be able to liquidate my investment immediately at the time of my choosing?”.  We have revised the disclosure to provide that the share repurchase program will begin on the first day of the first calendar quarter after the purchase price of shares is calculated based on NAV, rather than on the later of the acquisition of the Company’s first property or the end of the escrow period (p. 9).

d.	We have replaced the organizational chart to reflect that the Company owns a general partnership interest of 99.01% in American Realty Capital Operating Partnership II, L.P (p. 11).

4.	Risk Factors. We have revised the following risk factors:

a.
“You may be more likely to sustain a loss…”.  We have revised the first sentence of this risk factor to disclose that the sponsor may not sell the 20,000 retail shares it has purchased while the sponsor remains a sponsor but may transfer the shares to other affiliates (p. 28).

December 9, 2011

b.	“There is no public trading market…”. We have included a statement instructing investors to review the limitations of the share repurchase program (p. 28).

c.
“Following the escrow period and the acquisition…”.  We have revised this risk factor to disclose that there are no specific rules or regulations governing what components may be included in NAV calculation to ensure consistency (p. 31).

d.	“It may be difficult…”. We have revised the risk factor to provide for annual rather than quarterly appraisals, as discussed in 3.a. above (p. 31).

e.	“You are limited in your ability…”. We have deleted the advisor’s right to limit the amount of redemptions (p. 38).

f.	“Valuations and appraisals of our properties…”. We have replaced this risk factor in order to be consistent with the revised annual appraisal procedure referenced in 3.a above (p. 40).

g.	“Although our advisor…”. We have revised this risk factor to disclose that the board of directors will adopt the Company’s valuation guidelines (p. 40).

h.
“Our NAV per share may suddenly change…”.  We have revised this risk factor to be consistent with the other disclosures regarding the independent valuer’s annual appraisals.  See, e.g., 3.a and 4.f above (p. 40).

5.
Advisory Agreement.  We have revised the second sentence under the section entitled “Management – The Advisor” to disclose that the advisory agreement was executed on August 15, 2011.  We have also disclosed that the advisor will not be entitled to acquisition fees or reimbursement of acquisition expenses if there are insufficient proceeds to pay such expenses, and such expenses will not be accrued and paid in subsequent periods to the extent there are not sufficient proceeds to pay them (p. 83).

6.
Management.  We have replaced the fourth bullet point on page 72 of the Prospectus to include specific language from the NASAA REIT Guidelines (specifically, the fact that in evaluating the performance of the advisor the independent directors will consider additional revenues realized by the advisor and its affiliates through its relationship with the Company, including loan, administration, underwriting or broker commissions, servicing, engineering, inspection and other fees). We have also disclosed that the property management and leasing agreement may be terminated by the Company or American Realty Capital Properties Operating Partnership II, L.P. in the event the property manager commits an act of gross negligence or willful misconduct in the performance of its duties (p. 85).

December 9, 2011

7.
Management Compensation.  We have revised footnote 9 (p. 102) to provide that the Annual Subordinated Performance Fee is based in part on distributions from operations and in part on gains from sales.  The amount of the Annual Subordinated Performance Fee that is based only on operations is part of advisor compensation and included in operating expenses and subject to the 2%/25% limitation applicable to total operating expenses.  We have also revised footnote 12 (p. 102) to provide that the subordinated distribution upon termination will be payable in the form of a non-interest bearing note (the Prospectus had incorrectly stated that this note would be interest-bearing).

8.
Conflicts of Interest.  We have revised the disclosures under the heading “Conflicts of Interest – Affiliated Property Manager” to conform the disclosures regarding the parties’ termination rights with the termination rights set forth in the property management and leasing agreement (p. 111).  See 6 above.  We have also revised part of the disclosure under the heading “Conflicts of Interest – Valuation Conflicts” to disclose that the compensation given to the independent valuer (a) has been approved by the board of directors, (b) consists of a fixed fee plus expenses and (c) is not based on the value of the real property contained in the appraisal (p. 111).

9.
Investment Rights and Obligations.  We have revised the disclosures under the section entitled “Conflicts of Interest – Investment Rights and Obligations” to disclose the process by which the Company and other American Realty Capital-sponsored companies will determine which company will pursue a proposed acquisition if the boards of more than one such company have approved such acquisition.  Such acquisitions will be subject to rotation, depending on whether a particular company has sufficient capital to acquire some or all of the proposed acquisition and which company most recently made an acquisition (p. 112).

10.	Conflicts of Interest. We have revised the organizational chart to include the Company’s 99.01% General Partner interest in American Realty Capital Operating Partnership II, L.P. (p. 116).

December 9, 2011

11.
Valuation Policies.  We have revised the disclosures under this section to reflect that the Board of Directors of the Company has adopted valuation guidelines to be used in connection with the valuation of the Company’s assets and liabilities and the calculation of NAV (p. 131).  The disclosures relating to the timing of the appraisals have also been revised to reflect that each property will be appraised at least annually, with approximately 25% of all properties to be appraised each quarter (p. 131).  In addition, we have included the following changes in response to various state comments received by the Company: further information regarding the independent valuer and the terms of its agreement with the Company (p. 131); details regarding the review of the advisor’s NAV determinations by the Board of Directors (p. 131); disclosures relating to the effect of the capitalization and amortization of organization and offering costs on NAV (p0. 132-133); and examples of the types of extraordinary events that may affect NAV (p. 133).

12.
Funds from Operations and Modified Funds from Operations.    We have revised the disclosure in this section to reflect revised guidance from the National Association of Real Estate Investment Trusts (“NAREIT”) relating to the reporting of Funds from Operations (“FFO”).  NAREIT recently issued an alert in which it indicated that impairments should be excluded from FFO.  The Company had additionally received a state comment requesting that the disclosure under this section be revised to conform to the new NAREIT guidelines (pp. 139-141).

13.
Share Repurchase Program.  We have revised the disclosure under this section to reflect that the Company will accept redemption requests pro rata on the day on which the redemption limit of 5% is reached, and that the Company will disclose the fact that it has reached such limit (p. 187).  We have also included a statement that the share repurchase program is subject to the condition that it not impair the Company’s capital or operations, in response to a state comment (p. 187).  The changes also include revisions reflecting operational changes to the share repurchase program.  Investors must mail redemption requests and may not make redemption requests by telephone (p. 188).  Investors may cancel redemption requests by telephone, and the line will be open on each business day from 9:00 am to 5:30 p.m., not 7:00 p.m. (p. 187).  We have revised the disclosure on circumstances under which the short-term trading fee will not apply (p. 188) and removed the reference to shares the Company purchases under the share repurchase program being retained as treasury stock (p. 187).

December 9, 2011

14.
Subscription Agreement.  The Subscription Agreement has been revised to include changes to investor suitability and other minor changes in response to state comments, as well as conforming changes to reflect the changes to the escrow disclosures described in 2 above.

In addition to the changes to the Prospectus, PEA No. 1 also includes an update on the status of the offering, the number of outstanding shares and the status of distributions.  We have also included updated financial statements and related discussions, which are consistent with the disclosures in the Company’s Quarterly Report on Form 10-Q which was filed with the Commission on November 10, 2011.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at the number listed above.

Regards,

/s/ Peter M. Fass

Peter M. Fass